Exhibit 21.1
SUBSIDIARIES OF GULFMARK OFFSHORE, INC.

Name of Subsidiary or Organization	State or Country of Incorporation
Gulf Offshore N.S. Limited	United Kingdom
GulfMark North Sea Limited	United Kingdom
S.E.A. Personnel Services Limited	United Kingdom
Sea Truck (UK) Ltd.	United Kingdom
Gulf Offshore Guernsey, Ltd.	United Kingdom
Gulf Marine Far East PTE, Ltd.	Singapore
Gulf Offshore Marine International, S. de R.L.	Panama
Gulf Marine Servicos Maritimos do Brasil Limitada	Brazil
Semaring Logistics (M) Sdn. Bhd.	Malaysia
Chalvoyage (M) Sdn. Bhd.	Malaysia
GulfMark Servicios de Mexico, S.A. De C.V.	Mexico
GulfMark de Mexico, S. de R.L. de C.V.	Mexico
Gulf Channel Offshore Servicos LDA	Angola
GulfMark Norge AS	Norway
Gulf Offshore Norge AS	Norway
GulfMark Rederi AS	Norway
Gulf Offshore Marine International B.V.	Netherlands
GulfMark Oceans, L.P.	Cayman Islands
GM Offshore, Inc.	Delaware
GulfMark Capital, LLC	Delaware
GulfMark Resources, LLC	Delaware
GulfMark Shipping, LLC	Delaware